SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/24/17


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
746,594

8. SHARED VOTING POWER
684,226

9. SOLE DISPOSITIVE POWER
746,594
_______________________________________________________

10. SHARED DISPOSITIVE POWER
684,226



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,430,820 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.77%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
746,594

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
746,594
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
746,594 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.62%

14. TYPE OF REPORTING PERSON

IC

___________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7. SOLE VOTING POWER
746,594

8. SHARED VOTING POWER
684,226

9. SOLE DISPOSITIVE POWER
746,594
_______________________________________________________

10. SHARED DISPOSITIVE POWER
684,226



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,430,820 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.77%

___________________________________________________________



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
746,594

8. SHARED VOTING POWER
684,226

9. SOLE DISPOSITIVE POWER
746,594
_______________________________________________________

10. SHARED DISPOSITIVE POWER
684,226



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,430,820 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.77%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
746,594

8. SHARED VOTING POWER
684,226

9. SOLE DISPOSITIVE POWER
746,594
_______________________________________________________

10. SHARED DISPOSITIVE POWER
684,226



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,430,820 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.77%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Putnam High Income Securities ("PCF" or the "Issuer").

The principal executive offices of PCF are located at ONE POST OFFICE SQ
MAILSTOP A 14
BOSTON MA 02109


Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), the Bulldog Investors Group of Funds, Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
The filing persons have communicated with management about possible measures to enhance shareholder value and expect to have further discussions about such measures.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on October 28, 2016, there were 13,286,033 shares of common stock outstanding as of August 31, 2016. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of February 2, 2017, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,430,820 shares of PCF (representing 10.77% of PCF's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 1,430,820 shares of PCF include 746,594 shares (representing 5.62% of PCF's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Opportunity Income Plus, Full Value Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Mr. Goldstein and the Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 1,430,820 shares of PCF beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 684,226 shares (representing 5.15% of PCF's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 746,594 shares. Bulldog Investors, LLC has shared power to dispose of and vote 684,226 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of PCF's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) During the past 60 days the following shares of PCF were purchased:

Date:		        Shares:		Price:
12/05/16		14,285		7.9193
12/06/16		53,719		7.9595
12/07/16		103,080		8.0091
12/08/16		21,334		7.9862
12/09/16		11,100		8.0376
12/13/16		108,219		8.0890
12/14/16		13,811		8.0697
12/15/16		3,331		8.0800
12/23/16		3,248		8.1500
12/27/16		1,876		8.1500
12/29/16		1,070		8.1800
12/30/16		100		8.1800
01/04/17		8,700		8.1888
01/10/17		6,123		8.2885
01/11/17		6,907		8.2900
01/12/17		8,455		8.2946
01/13/17		7,271		8.3009
01/17/17		4,675		8.2900
01/18/17		5,870		8.2816
01/19/17		9,852		8.2767
01/20/17		26,200		8.2330
01/24/17		16,568		8.2713
01/25/17		14,114		8.3436
01/26/17		8,410		8.4192
01/26/17		24,900		8.4200
01/27/17		10,508		8.4737
01/30/17		10,068		8.3804
01/31/17		21,744		8.3797
02/01/17		8,511		8.4090
02/01/17		9,658		8.4307




d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/3/17

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit 1:

Agreement to Make Joint Filing

	Agreement made as of the 3TH day of February, 2017, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Putnam High Income Securities
(PCF), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of PCF;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member